Exhibit 99.2

(formerly Gammon Gold Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF THIRD QUARTER FINANCIAL RESULTS	7
REVIEW OF NINE MONTH FINANCIAL RESULTS	7
DISCUSSION OF OPERATIONS	8
OPERATIONAL REVIEW – OCAMPO MINE	10
OPERATIONAL REVIEW – EL CHANATE MINE	15
OPERATIONAL REVIEW – EL CUBO MINE	17
EXPLORATION REVIEW	18
CONSOLIDATED EXPENSES	19
CONSOLIDATED OTHER INCOME / (EXPENSE)	20
CONSOLIDATED INCOME TAX EXPENSE	20
FINANCIAL CONDITION	21
KEY ECONOMIC TRENDS	21
LIQUIDITY AND CAPITAL RESOURCES	22
CONTRACTUAL OBLIGATIONS	23
OUTSTANDING SHARE DATA	24
OFF-BALANCE SHEET ARRANGEMENTS	24
FINANCIAL INSTRUMENTS AND HEDGING	24
TRANSACTIONS WITH RELATED PARTIES	24
SUBSEQUENT EVENTS	25
NON-GAAP MEASURES	25
RISKS AND UNCERTAINTIES	26
RECENT ACCOUNTING PRONOUNCEMENTS	27
INTERNATIONAL FINANCIAL REPORTING STANDARDS	28
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	30
CONTROLS AND PROCEDURES	32
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	33
CAUTIONARY NOTE TO U.S. INVESTORS	34
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	34

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 10, 2011, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, unaudited condensed consolidated financial statements for the period ended September 30, and notes thereto. On October 26, 2011, the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”), whose financial condition and results of operations will be combined with those of the Company commencing in the fourth quarter of 2011. During 2011, Gammon Gold Inc. formally changed its corporate name to AuRico Gold Inc. The change in corporate name was approved by the shareholders at the Annual and Special Shareholders’ Meeting on June 9, 2011.

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the consolidated interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Detailed reconciliations of 2010 figures previously reported under Canadian GAAP to IFRS are provided in note 5 to the September 30, 2011 Condensed Consolidated Financial Statements.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All results are presented in United States dollars (“US dollars” or “USD”), unless otherwise stated.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

AuRico Gold is an intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, Mexico, the El Chanate mine in Sonora State, Mexico, the El Cubo mine in Guanajuato State, Mexico, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the Young-Davidson gold mine in Northern Ontario, Canada, is expected by the end of Q1 2012. The Company’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). Further details on AuRico Gold Inc. can be found in the Company’s associated documents, including the Annual Information Form, at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 26 and in the Company’s Annual Information Form.

The prices of gold and silver are the largest factors impacting the profitability and operating cash flow of the Company. The prices of gold and silver continued to hit new record highs during the third quarter of 2011, with average London PM Fix prices of $1,700 and $38.79 per ounce respectively; a 44% and 115% increase over the average prices of $1,177 and $18.07 per ounce respectively in the third quarter of 2010. The price of silver significantly outperformed that of gold over the past 12 months, causing the London PM Fix silver-to-gold ratio to decline from 65:1 during the third quarter of 2010 to 44:1 in the third quarter of 2011. As a result of the volatility in the gold equivalency ratio during 2010 and 2011, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

3

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

−	On October 26, 2011, the Company completed the acquisition of Northgate. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. Northgate owns the Young-Davidson advanced stage gold mining development project in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The acquisition of Northgate significantly increases the Company’s gold production and gold reserves, and positions the combined company as a new intermediate gold producer.

−	The Company ended the quarter with a cash balance of $145.1 million, a $43.0 million, or 42%, increase over the cash balance reported at June 30, 2011 of $102.1 million.

−	The Company generated cash flow from operations of $51.7 million or $0.30 per share in the third quarter, representing a $20.5 million or 66% improvement over cash flow from operations in Q3 2010 of $31.2 million.

−	After deducting capital expenditures of $40.1 million, net free cash flow was $11.6 million(1) in Q3 2011, a $7.7 million or 197% improvement over Q3 2010. Capital expenditures in the third quarter included $15.0 million related to capitalized stripping activities in the Ocampo and El Chanate open pits, $5.6 million related to development costs at the three underground operations at Ocampo and El Cubo, $10.4 million related to sustaining capital, and $9.1 million related to exploration activities.

−	The Company produced 45,686 gold ounces and 1,373,434 silver ounces, or 76,630 Au(e) during the third quarter of 2011, a 68% improvement year-over-year. In Q3 2010, the Company produced 27,018 gold ounces, 1,189,769 silver ounces, or 45,520 Au(e). The Ocampo, El Chanate, and El Cubo mines contributed 3,306, 16,444 and 11,360 additional Au(e), respectively, to consolidated production in Q3 2011 as compared to Q3 2010. Using the Company’s long-term gold equivalency ratio of 55:1, production in Q3 2011 and Q3 2010 equaled 70,658 Au(e) and 48,650 Au(e), respectively.

−	On a consolidated basis, cash costs per Au(e) in the third quarter were $487(1) , compared to $445 per Au(e) in Q3 2010, representing an increase of 9% year-over-year. This increase is largely due to increased ounces sold at El Cubo, which reported higher cash costs per gold equivalent ounce, and due to lower grades encountered in the Ocampo open pit, which increased the cost per ounce produced. Cash costs per Au(e)(55:1) were $526 in Q3 2011, representing an increase of 26% over Q3 2010 cash costs per Au(e)(55:1) of $416.

−	On a consolidated basis, the Company recognized record quarterly revenue from mining operations of $112.1 million, an increase of 102% over Q3 2010 revenue of $55.5 million. This improvement was due to increases in realized gold and silver prices of 39% and 99%, respectively, over the prior year quarter, combined with the additional Au(e) production from Ocampo, El Chanate and El Cubo.

−	Earnings before other items were $52.8 million or $0.30 per share in the third quarter of 2011, an increase of 326%, or $40.4 million, over earnings before other items of $12.4 million or $0.09 per share in the same period in 2010.

−	Net earnings and net earnings per share were $62.6 million and $0.36 respectively, versus net earnings and net earnings per share of $9.2 million and $0.07 respectively in Q3 2010, an increase of 580%.

−	On July 23, 2011, processing of El Cubo ore resumed at the Las Torres mill, with smelting operations resuming at the end of July. During the quarter, El Cubo mined ore at a rate of 1,113 TPD and produced 11,360 Au(e), or 10,008 Au(e)(55:1) .

−	On October 21, 2011, the Company’s revolving credit facility was expanded to $100 million. The expanded credit facility is held entirely with the Bank of Nova Scotia and carries an interest rate of LIBOR plus 3.00% to 3.50%. The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

(1)

The Company has included non-GAAP performance measures, total cash cost per gold equivalent ounce and net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 25.

4

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost mid-tier precious metal producer focused on growth in North America. The Company positions itself to deliver superior shareholder value by building a culture of excellence in every aspect of what the Company does, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which the Company works. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

−	Commissioning of the Young-Davidson mine by the end of Q1 2012;

−	Realizing optimization and expansion opportunities at the Ocampo, El Chanate and El Cubo operations;

−	Fully establishing Santa Eduviges as a second operating underground mine at Ocampo;

−	Exploring the potential in developing the third underground mine, Level 2, at Ocampo;

−	The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile;

−	Pursuing development strategies for both the Guadalupe y Calvo and Orion projects; and

−	Actively pursuing selective accretive acquisitions.

At Ocampo, engineering studies are underway to evaluate the economics associated with the commissioning of the existing shaft system immediately adjacent to the mill facility. The study will incorporate the favourable cost efficiencies and productivity enhancements attributable to hoisting ore from the Northeast underground mine, which would significantly reduce truck haulage to the processing facilities. The Company continues to evaluate the development and commissioning of Level 2, a potential third underground mine exploiting recently delineated orebody extensions. A commissioning decision is expected by the end of Q1 2012. Additional underground capacity would necessitate the potential evaluation of increasing the mill capacity beyond the current 3,200 tonnes per day.

The Company has begun to implement a possible 5-phase strategic expansion program at the El Chanate mine. Phase 1 and 2 of the plan targets an increase in the crushing and stacking rate to 21,000 TPD by the end of Q1 2012, a 50% increase over the crushing and stacking rates reported in 2010. The decision to proceed with any, or all, of the remaining phases will be made following the completion of the 2011 year-end El Chanate reserve and resource update that will incorporate the 240 holes drilled to September 30th that are not included in the previous reserve and the 8,000 metres expected to be drilled in the fourth quarter of 2011. With a new reserve anticipated to be issued in late Q1 2012, together with an updated mine design, a decision will be made on how many of the remaining phases will be completed to reach optimal capacity.

The conversion to long-hole mining continues to advance at El Cubo with four long-hole mining stopes currently in various stages of mining and development. Engineering studies indicate that up to 95% of production will come from long-hole mining by year end 2012. It is anticipated that the conversion to long-hole mining will result in improvements in productivity, dilution and costs, similar to those achieved at the Ocampo mine.

The Company’s growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized in 2010 and into 2011 that, together with the Company’s working capital position and strong cash balance, will be sufficient to fund the Company’s anticipated working capital requirements, the commissioning of the Young-Davidson mine, the advancement of the Guadalupe y Calvo and Orion projects, capital expenditures and growth plans.

On July 21, 2011, the Company revised its guidance for fiscal 2011 for Ocampo, El Cubo and El Chanate (assuming a silver-to-gold ratio of 55:1):

	ORIGINAL GUIDANCE	REVISED GUIDANCE
Gold production	167,000 – 189,000 ounces	175,000 – 195,000 ounces
Silver production	4,840,000 – 5,555,000 ounces	4,950,000 – 5,500,000 ounces
Gold equivalent production	255,000 – 290,000 ounces	265,000 – 295,000 ounces
Total cash costs per gold equivalent ounce	$455 - $485	$445 - $475

The above guidance includes the production attributable to the Company from El Chanate for the balance of the year. The Company used a Mexican peso to US dollar foreign exchange rate of 12:1 to forecast 2011 cash costs per gold equivalent ounce. A 10% weakening of the peso in comparison to the US dollar would result in a decrease in the Company’s cash costs of approximately $25 per gold equivalent ounce. In forecasting gold equivalent production and cash costs per gold equivalent ounce, the Company used a silver-to-gold ratio of 55:1. A 10% strengthening or weakening of the price of silver in comparison to the price of gold over the remainder of the year would result in an increase or decrease in gold equivalent production by approximately 2,800 ounces, and a decrease or increase in cash costs per gold equivalent ounce by approximately $13.

5

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		QUARTER ENDED		QUARTER ENDED		NINE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
		2011		2010		2011		2010
Gold ounces sold		40,779		26,361		110,608		83,568
Silver ounces sold		1,092,859		1,202,713		3,342,331		3,800,054
Gold equivalent ounces sold (realized)(1)		65,429		45,099		190,108		141,990
Gold equivalency ratio (realized)(4)		45		64		43		65
Gold ounces produced		45,686		27,018		115,282		84,680
Silver ounces produced		1,373,434		1,189,769		3,619,037		3,754,041
Gold equivalent ounces produced (realized)(1)		76,630		45,520		200,923		142,536
Revenue from mining operations		$112,087		$55,518		$295,304		$167,249
Production costs, excluding amortization and depletion		$34,518		$19,648		$85,909		$69,373
Earnings / (loss) before other items		$52,793		$12,447		$120,154		($186,807)
Net earnings / (loss)		$62,614		$9,171		$98,923		($163,924)
Net earnings / (loss) per share		$0.36		$0.07		$0.62		($1.18)
Net earnings / (loss) per share, diluted(5)		$0.36		$0.07		$0.61		($1.18)
Cash flows from operations		$51,713		$31,237		$139,747		$61,943
Net free cash flow(2)		$11,611		$3,945		$38,761		($16,758)
Total cash		$145,084		$106,998		$145,084		$106,998
Total assets		$1,374,767		$779,953		$1,374,767		$779,953
Total long-term financial liabilities		$37,621		$32,702		$37,621		$32,702
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(2)(6)		$487		$445		$414		$499
Total cash costs per gold ounce(2)		($240)		($114)		($387)		$23
Average realized gold price per ounce		$1,704		$1,230		$1,552		$1,179
Average realized silver price per ounce		$38.15		$19.19		$36.37		$18.12
Gold equivalent ounces sold (55:1)(3)		60,650		48,228		171,378		152,659
Gold equivalent ounces produced (55:1)(3)		70,658		48,650		181,083		152,934
Total cash costs per gold equivalent ounce (55:1)(2)(3)(6)		$526		$416		$459		$464

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 25.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)	Net loss per share on a diluted basis is the same as net loss on an undiluted basis in nine months ended September 30, 2010 as all factors were anti-dilutive.
(6)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

6

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2011, the Company sold 40,779 gold ounces and 1,092,859 silver ounces compared to sales of 26,361 gold ounces and 1,202,713 silver ounces in the third quarter of 2010. Using the Company’s long-term gold equivalency ratio of 55:1, 60,650 Au(e)(55:1) were sold in the third quarter of 2011, representing a 26% increase over sales of 48,228 Au(e)(55:1) in the same period of the prior year. This increase resulted from the additional ounces sold at the newly acquired El Chanate mine and at El Cubo following the recommencement of processing during the quarter, offset by a decrease in ounces sold at Ocampo. Using the realized gold equivalency ratios of 45:1 and 64:1, Au(e) sold in the third quarter of 2011 and 2010 were 65,429 and 45,099, respectively, a 45% increase. Third quarter revenues increased to $112.1 million, as compared to Q3 2010 revenues of $55.5 million. This $56.6 million, or 102%, increase in revenue was due to an increase in realized gold and silver prices of 39% and 99% respectively, combined with the increase in ounces sold.

Earnings before other items were $52.8 million in the third quarter of 2011, representing a $40.4 million, or 326%, improvement over Q3 2010 earnings before other items of $12.4 million. This improvement resulted from the increase in revenues mentioned previously, and the addition of earnings from El Chanate. El Chanate’s earnings before other items include $2.3 million in production costs relating to the purchase-date fair value adjustment on heap leach inventory. In addition, earnings contributed from El Cubo increased by $7.7 million, from a loss before other items of $4.9 million in Q3 2010 to earnings before other items of $2.8 million in Q3 2011. Earnings before other items in Q3 2011 included $2.1 million in Northgate acquisition-related costs.

Consolidated net earnings were $62.6 million in the third quarter of 2011, representing a $53.4 million, or 580%, increase over the Company’s Q3 2010 consolidated net earnings of $9.2 million. The increase in earnings is primarily as a result of El Chanate’s earnings contribution, improved earnings at Ocampo and El Cubo, an increase in foreign exchange gains, as well as an increase in other income that resulted largely from the recognition of realized gains on the sale of equity securities. These increases were partially offset by an increase in tax expense.

Cash costs per Au(e)(55:1) ounce were $526 in Q3 2011 compared to $416 in Q3 2010, representing an increase of 26% over the prior year. This increase in consolidated cash costs per ounce is primarily due to increased ounces sold at El Cubo, which reports higher cash costs per ounce, and due to lower grades encountered in the Ocampo open pit, which increased the cost per ounce produced. Using realized gold equivalency ratios, total cash costs per Au(e) for the third quarter increased 9% to $487, compared to $445 per gold equivalent ounce in the same period in 2010.

The Company reported cash flow from operations during the third quarter of $51.7 million, an increase of $20.5 million or 66%, over the prior year result of $31.2 million. This increase in operating cash flow arose primarily as a result of the improving gold and silver prices mentioned previously, combined with the acquisition of El Chanate during the second quarter of 2011 and the recommencement of processing at El Cubo. Third quarter operating cash flows included $41.4 million in operating cash flow from the Ocampo mine, $15.3 million in operating cash flow from the El Chanate mine, and $1.3 million in operating cash flow from the El Cubo mine, offset by $6.3 million of operating cash outflows associated with the Company’s corporate functions. After deducting capital expenditures of $40.1 million, the Company’s Q3 2011 net free cash flow was $11.6 million in Q3 2011, representing a $7.7 million increase over Q3 2010.

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2011, the Company sold 171,378 Au(e)(55:1), representing an increase in sales of 18,719 Au(e)(55:1) over the same period of the prior year, or 12%. Total year-to-date revenues have increased to $295.3 million, compared to year-to-date revenues in 2010 of $167.2 million. This $128.1 million improvement was due to an increase in ounces sold at Ocampo, the inclusion of ounces sold from the El Chanate mine, and a 32% and 101% increase in the realized price of gold and silver, respectively, partially offset by a decrease in year-to-date ounces sold at El Cubo.

Earnings before other items were $120.2 million or $0.75 per share in the first nine months of 2011, representing a $307.0 million improvement over the loss before other items of $186.8 million or $1.35 per share in the same period of 2010. Before impairment charges of $223.4 million at the El Cubo mine in the second quarter of 2010, earnings before other items were $36.6 million or $0.26 per share in the first nine months of 2010. Excluding the impact of the impairment charges in 2010, year-to-date earnings before other items in 2011 increased by $83.6 million or 228% as compared to the prior year. This increase was due to the improvement in revenues mentioned previously, combined with the addition of positive earnings before other items from El Chanate since its acquisition on April 8th. In addition, earnings before other items in the first nine months of 2011 included $9.4 million in Capital Gold Corporation (“Capital Gold”) acquisition-related costs and $2.1 million in Northgate acquisition-related costs.

Consolidated net earnings were $98.9 million in the first nine months of 2011, representing a $262.8 million increase over the Company’s consolidated net losses of $163.9 million in the first nine months of 2010. Excluding net impairment charges of $194.6 million, consolidated net earnings were $30.7 million or $0.22 per share for the nine months ended September 30, 2010. Excluding these net impairment charges, earnings for the first nine months of 2011 increased by $68.2 million over the prior year, primarily as a result of El Chanate’s contribution to earnings since acquisition on April 8th, improved earnings at Ocampo during the first nine months of the year, an increase in foreign exchange gains, as well as an increase in other income that resulted largely from the recognition of realized gains on the sale of equity securities. These increases were partially offset by an increase in tax expense.

7

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per Au(e)(55:1) were $459 in the first nine months of 2011, which were largely consistent with cash costs per Au(e)(55:1) of $464 in the first nine months of 2010. Year-to-date cash costs per Au(e)(55:1) decreased as a result of fewer higher cost ounces sold from El Cubo in 2011 as compared to the prior year-to-date, but this decrease was largely offset by an unfavourable appreciation in the Mexican peso throughout the majority of 2011 and the addition of El Chanate production at a higher cash cost per ounce as compared to Ocampo. Using realized gold equivalency ratios, total cash costs per Au(e) for the first nine months of 2011 decreased 17% to $414, compared to $499 per gold equivalent ounce in the same period in 2010.

The Company reported cash flow from operations during the first nine months of the year of $139.7 million, an increase of $77.8 million or 126%, over the prior year-to-date result of $61.9 million. After deducting capital expenditures of $101.0 million, the Company’s net free cash flow was $38.7 million in the first nine months of 2011, representing a $55.5 million increase over the same period in 2010.

DISCUSSION OF OPERATIONS

(in thousands, except ounces and total cash costs)

THREE MONTHS ENDED	OCAMPO		EL CHANATE		EL CUBO		CORPORATE
SEPTEMBER 30	2011	2010	2011	2010	2011	2010	2011	2010
Gold ounces sold	22,153	26,167	16,426	-	2,200	194	-	-
Silver ounces sold	945,704	1,188,135	-	-	147,155	14,578	-	-
Gold equivalent ounces sold (realized)(1)	43,520	44,672	16,426	-	5,483	427	-	-
Gold ounces produced	24,844	27,018	16,444	-	4,398	-	-	-
Silver ounces produced	1,064,906	1,189,769	-	-	308,528	-	-	-
Gold equivalent ounces produced (realized)(1)	48,826	45,520	16,444	-	11,360	-	-	-
Revenue from mining operations	$73,573	$54,987	$29,127	-	$9,387	$531	-	-
Production costs	$18,617	$19,058	$10,707	-	$5,194	$590	-	-
Refining costs	$361	$426	$119	-	$84	$2	-	-
Mine standby costs	-	-	-	-	$284	$3,486	-	-
Earnings / (loss) before other items	$41,441	$22,546	$16,021	-	$2,775	($4,875)	($7,444)	($5,224)
Cash flow from / (used in) operations	$41,378	$36,864	$15,287	-	$1,359	($2,477)	($6,311)	($3,150)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$436	$436	$465	-	$963	$1,386	-	-
Total cash costs per gold ounce(2)	($772)	($127)	$465	-	($153)	$1,610	-	-
Gold equivalent ounces sold (55:1)(3)	39,348	47,769	16,426	-	4,876	459	-	-
Gold equivalent ounces produced (55:1)(3)	44,206	48,650	16,444	-	10,008	-	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$482	$408	$465	-	$1,083	$1,290	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 25.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

8

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces and total cash costs)

NINE MONTHS ENDED	OCAMPO		EL CHANATE			EL CUBO		CORPORATE
SEPTEMBER 30	2011	2010	2011	(5)	2010	2011	2010	2011	2010
Gold ounces sold	76,104	72,408	32,304		-	2,200	11,160	-	-
Silver ounces sold	3,195,176	3,244,585	-		-	147,155	555,469	-	-
Gold equivalent ounces sold (realized)(1)	152,321	122,277	32,304		-	5,483	19,713	-	-
Gold ounces produced	79,569	73,836	31,315		-	4,398	10,844	-	-
Silver ounces produced	3,310,509	3,217,584	-		-	308,528	536,457	-	-
Gold equivalent ounces produced (realized)(1)	158,248	123,428	31,315		-	11,360	19,108	-	-
Revenue from mining operations	$231,681	$144,700	$54,236		-	$9,387	$22,549	-	-
Production costs	$56,927	$53,714	$23,788		-	$5,194	$15,659	-	-
Refining costs	$1,194	$1,182	$220		-	$84	$242	-	-
Mine standby costs	-	-	-		-	$11,430	$7,801	-	-
Earnings / (loss) before other items	$132,405	$57,560	$25,827		-	($9,624)	($231,100)	($28,454)	($13,267)
Cash flow from / (used in) operations	$148,155	$74,216	$29,570		-	($16,565)	($474)	($21,413)	($11,799)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$382	$449	$475		-	$963	$807	-	-
Total cash costs per gold ounce(2)	($760)	($58)	$475		-	($153)	$552	-	-
Gold equivalent ounces sold (55:1)(3)	134,198	131,400	32,304		-	4,876	21,259	-	-
Gold equivalent ounces produced (55:1)(3)	139,760	132,338	31,315		-	10,008	20,596	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$433	$418	$475		-	$1,083	$748	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 25.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo and El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

9

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, where commercial production commenced in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Tonnes of ore mined(3)	178,416	146,867
Tonnes of ore mined per day	1,939	1,596
Average grade of gold(1)	3.02	2.16
Average grade of silver(1)	127	126
Average grade of gold equivalent(1)	5.86	4.11
Average grade of gold equivalent (55:1) (1)(2)	5.33	4.45
Metres developed	7,054	6,546

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Includes 4,399 tonnes and 2,820 tonnes of low grade development material sent to the heap leach for processing during the three months ended September 30, 2011 and September 30, 2010.

At the Northeast and Santa Eduviges operations, the Company mined 178,416 tonnes, or 1,939 TPD, of underground ore in the third quarter of 2011, an increase of 31,549 tonnes, or 21% over the same prior year period. Consistent with prior quarters, underground grades were in line with the reserve grades reported as of December 31, 2010.

During the third quarter of 2011, the Company completed a total of 7,054 metres of development, which represents an increase of 8% over the metres developed in the third quarter of 2010.

During the quarter, the Company began evaluating the economics associated with commissioning the existing shaft system immediately adjacent to the mill facility. The shaft system would be used to hoist ore from the Northeast underground mine, which would significantly reduce truck and haulage time. The Company continues to evaluate the development and commissioning of Level 2, a potential third underground mine exploiting recently delineated orebody extensions. A commissioning decision is expected by the end of Q1 2012.

10

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Total tonnes mined	9,221,747	9,015,304
Total tonnes mined per day	100,236	97,992
Tonnes of ore mined	667,246	742,794
Capitalized stripping and other tonnes	7,204,497	6,606,420
Operating stripping ratio	2.02:1	2.24:1
Average grade of gold(1)	0.31	0.72
Average grade of silver(1)	17	40
Average grade of gold equivalent(1)	0.70	1.35
Average grade of gold equivalent (55:1) (1)(2)	0.62	1.46
Low grade tonnes stockpiled ahead of the heap leach	14,350	45,335
Average grade of gold(1)	0.25	0.47
Average grade of silver(1)	6	27
Average grade of gold equivalent(1)	0.37	0.90
Average grade of gold equivalent (55:1) (1)(2)	0.36	0.95

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 9,221,747 tonnes from the open pit in the third quarter, a 2% improvement over the tonnes mined in Q3 2010. Despite the increased tonnage, tonnes of ore mined declined 10% from 742,794 tonnes in the third quarter of 2010 to 667,246 tonnes in the third quarter of 2011. The decline in ore mined was due to a change in mine plan sequencing, which has deferred access to mineable ore.

During the quarter, the Company continued its stripping activities at the Picacho open pit, mining 5,562,786 tonnes during the third quarter of 2011, compared to 5,681,096 tonnes in the second quarter of 2011. To date, stripping activities at Picacho total approximately 39.8 million tonnes. Stripping activities also continued at the Conico open pit with 1,641,710 tonnes being mined, compared to 2,564,879 tonnes in the previous quarter. Overall capitalized stripping activities at Ocampo represented a capital investment of $10.6 million during the third quarter of 2011, compared to $10.4 million in Q2 2011.

Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.0 million tonnes in Q3 2011, an increase of 0.2 million tonnes as compared to Q2 2011.

11

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Tonnes from the underground mine	173,529	138,552
Average grade of gold processed(1)	3.08	2.19
Average grade of silver processed(1)	129	128
Gold equivalent grade processed(1)	5.98	4.17
Gold equivalent grade processed (55:1)(1)(2)	5.43	4.51
Tonnes from the open pit mine	115,120	147,812
Average grade of gold processed(1)	0.78	1.59
Average grade of silver processed(1)	52	92
Gold equivalent grade processed(1)	1.97	3.02
Gold equivalent grade processed (55:1)(1)(2)	1.73	3.26
Total tonnes of ore processed	288,649	286,364
Total tonnes of ore processed per day	3,137	3,113
Average grade of gold processed(1)	2.12	1.88
Average grade of silver processed(1)	97	109
Gold equivalent grade processed(1)	4.31	3.57
Gold equivalent grade processed (55:1)(1)(2)	3.88	3.87
Average gold recovery rate	97%	96%
Average silver recovery rate	90%	81%
Gold ounces produced	18,978	16,749
Silver ounces produced	815,689	819,116
Gold equivalent ounces produced	37,328	29,475
Gold equivalent ounces produced (55:1)(3)	33,809	31,642

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Ocampo mill circuit processed 288,649 tonnes, or 3,137 TPD, during the third quarter, which was consistent with the tonnes processed in the same quarter of 2010 of 286,364 tonnes, or 3,113 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. Average recovery rates for silver have improved significantly during the year, with a 90% recovery rate realized during the third quarter of 2011, compared to 81% in the third quarter of 2010.

Using the Company’s long-term gold equivalency ratio of 55:1, grades processed at the mill facility in Q3 2011 were 3.88 gold equivalent grams per tonne, which was consistent with grades processed in Q3 2010 of 3.87 gold equivalent grams per tonne. During the quarter, gold equivalent grades were positively impacted by the increased contribution to the mill facility of higher grade ore from the underground mine, lower dilution, and a reduction in the lower grade open pit contribution. However, these improvements were largely offset by lower grades in the open pit tonnes, due to lower grade ore being mined from the Picacho open pit during the quarter. Realized mill grades increased 21% to 4.31 gold equivalent grams per tonne in Q3 2011 from 3.57 in the same period in 2010.

During the third quarter, using the Company’s long-term gold equivalency ratio of 55:1, gold equivalent ounces produced increased by 7% to 33,809 ounces, as compared to the same quarter of the prior year. This increase was largely due to the improvements in gold grades. Realized gold equivalent ounces produced increased by 27% to 37,328 gold equivalent ounces, as compared to the same period in 2010.

12

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING AND HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Open pit ore tonnes placed on the heap leach pad	562,543	625,555
Underground mine tonnes placed on the heap leach pad	4,399	2,820
Total tonnes of ore processed	566,942	628,375
Total tonnes of ore processed per day	6,162	6,830
Average grade of gold processed(1)	0.24	0.46
Average grade of silver processed(1)	11	26
Gold equivalent grade processed(1)	0.50	0.87
Gold equivalent grade processed (55:1)(1)(2)	0.44	0.94
Gold ounces produced	5,866	10,269
Silver ounces produced	249,217	370,653
Gold equivalent ounces produced	11,498	16,045
Gold equivalent ounces produced (55:1)(3)	10,397	17,008

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the third quarter of 2011, the Company placed 566,942 tonnes on the heap leach pad at an average stacking rate of 6,162 TPD, representing a 10% decline over the Q3 2010 stacking rate, but an increase of 918 TPD or 18% when compared to Q2 2011. Access to heap leach ore continues to improve as the open pit push-backs near completion.

During the third quarter, using the Company’s long-term gold equivalency ratio of 55:1, the gold equivalent grades placed on the heap leach declined from 0.94 grams per tonne in Q3 2010 to 0.44 grams per tonne, due to lower grade ore available from the open pit, when compared to the same period of the prior year. Realized grades were 0.50 gold equivalent grams per tonne in the third quarter of 2011, compared to 0.87 gold equivalent grams per tonne in the same quarter of the prior year.

Using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced in Q3 2011 decreased by 39% to 10,397 ounces, as compared to the prior year comparable quarter. As discussed above, this decrease was due to the 10% decline in tonnes processed and a 53% decline in grades. Realized gold equivalent ounces produced also decreased 28% from 16,045 Au(e) in Q3 2010 to 11,498 Au(e) in Q3 2011.

As of September 30, 2011, the Company had 14,350 tonnes of ore, grading 0.36 Au(e)(55:1), stockpiled ahead of the heap leach compared to 45,335 tonnes of ore at 0.95 Au(e)(55:1) at the end of Q3 2010.

OCAMPO CASH COSTS

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $482 in the third quarter of 2011, compared to cash costs of $408 per gold equivalent ounce in the third quarter of 2010. Cash costs increased by $74 per gold equivalent ounce, or 18% quarter-over-quarter, largely as a result of lower grades encountered in the open pit which increased the cost per ounce produced, and additional expenditures on mill maintenance. In addition, a stronger Mexican peso throughout most of the quarter resulted in higher US dollar mining costs, that were otherwise largely consistent quarter-over-quarter in Mexican peso terms. On a year-to-date basis, Ocampo’s cash costs were $433 using the long-term gold equivalency ratio of 55:1, compared to $418 per gold equivalent ounce during the same period in 2010. The year-to-date increase in cash costs over the prior year-to-date is largely as a result of the stronger Mexican peso as compared to the US dollar throughout the majority of 2011.

Using the realized gold equivalency ratios, cash costs in the third quarter of 2011 and 2010 were consistent at $436 per gold equivalent ounce. On a year-to-date basis, using realized gold equivalency ratios, cash costs were $382 per gold equivalent ounce in 2011 compared to $449 per gold equivalent ounce during the same period in 2010.

13

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO EXPLORATION

During the quarter, the Company completed 129 drill holes for 23,702 metres of exploration at Ocampo, comprised of 59 holes for 10,137 metres of surface exploration, and 70 holes for 13,565 metres of underground drilling. Two drill machines were demobilized from the surface program during the quarter, while geologic modeling and results from the first half of the year were compiled. Drilling in the underground mine increased in comparison to Q2 2011, as two new drill contractors were mobilized to site. The total year-to-date core drilling for Ocampo is 541 holes totaling 96,927 metres, comprised of 53,270 metres from surface, and 43,657 metres from the underground mine. The Company anticipates completing approximately 35,000 metres in additional drilling at Ocampo in the fourth quarter of 2011. The Company also completed 1,943 metres of exploration drifting during the quarter, bringing the year-to-date total to 5,786 metres. Results of this exploration have been positive, and the Company intends to continue an aggressive drilling program for the remainder of the year.

Drilling on the underground has extended the known portion of ore grades on the San Amado vein another 300 metres to the northeast. This is one of the highest-grade veins in the mine and as a result, future work will be focused on delineating this mineralization in greater detail in what is the furthest northeastern portion of the Ocampo district. The drilling also reported positive results from the San Jose – Belen vein system (which is open at depth), the El Rayo vein, the Maria vein, and the Rosario vein, all in the Northeast underground mine. Drilling in the Santa Eduviges underground mine has also shown positive results, which should support estimation of reserves deeper in the system. At the end of the quarter, the Company had six core rigs working in the underground mines with the intent on growing reserves by step-out drilling on known resource areas.

During the quarter, Ocampo surface exploration drilling was focused on drilling out resource-reserve patterns at the Altagracia, Belen, Rosario, and Maria veins. The drilling at Altagracia has continued to delineate similar grades and widths to previous drilling results, and the work in progress should add to the Company’s resources and/or reserves at the end of the year. Work on the Maria vein has also been positive, delineating an approximate 300 metre strikelength of ore grades, at elevations accessible above the present mine workings and just southwest of present underground infrastructure.

14

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CHANATE MINE

As a result of the acquisition of Capital Gold on April 8, 2011, the Company now owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will ultimately be approximately 1,700 metres long, 780 metres wide, and 280 metres deep.

EL CHANATE OPEN PIT MINE, CRUSHING, AND HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Total tonnes mined	5,904,968	-
Total tonnes mined per day	64,184	-
Tonnes of ore mined	1,797,053	-
Capitalized stripping and other tonnes	3,108,138	-
Operating stripping ratio	0.56	-
Average grade of gold(1)	0.61	-
Tonnes stockpiled ahead of the heap leach	48,986	-
Average grade of gold(1)	0.64	-
Low grade tonnes stockpiled ahead of the heap leach	2,338,159	-
Average grade of gold(1)	0.15	-
Ore tonnes crushed and placed on the heap leach pad	1,512,552	-
Tonnes of ore crushed and placed per day	16,441	-
Average grade of gold processed(1)	0.68	-
Low grade ore placed on the heap leach pad	643,720	-
Tonnes of low grade ore placed per day	6,997	-
Average grade of gold processed(1)	0.26	-
Total tonnes of ore processed	2,156,272	-
Total tonnes of ore processed per day	23,438	-
Average grade of gold processed(1)	0.55	-
Gold ounces produced	16,444	-
Silver ounces produced	-	-
Gold equivalent ounces produced	16,444	-
Gold equivalent ounces produced (55:1)(2)	16,444	-

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the quarter, the Company mined 5,904,968 tonnes, or 64,184 TPD, at the El Chanate mine, including 1,797,053 ore tonnes. Mining rates increased by 8,218 TPD or 15%, compared to the second quarter of 2011, and increased by 19,864 TPD or 45% compared to the average rate during the three months prior to acquisition of 44,320 TPD. This increase in mining rates was largely attributable to the additional twelve units of contractor-owned and mine-owned equipment that were on site for the full quarter.

As well, the Company crushed and placed a record 1,512,552 tonnes of ore from the open pit on the heap leach pad, at an average rate of 16,441 TPD, with an average grade of gold of 0.68 grams per tonne. This represents an increase in crushing rates of 13% from the average rate during the previous quarter of 14,504 TPD. The Company’s strongest performance was during the month of September, where the Company crushed and placed 519,406 tonnes of ore, or 17,314 TPD. The Company produced 16,444 gold ounces at El Chanate during Q3 2011. During the quarter, the Company also placed 643,720 tonnes of low grade run-of-mine material onto the heap leach pad, with 100% of these tonnes under leach by the end of the quarter. These tonnes are not crushed before they are placed on the heap leach pad.

15

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Stripping activities totalled 3,108,138 tonnes during the third quarter of 2011, compared to 1,934,523 tonnes during Q2 2011. The majority of the tonnes stripped during the third quarter were mined as part of the east pushback of the pit. Overall capitalized stripping activities at El Chanate represented a capital investment of $4.4 million during the third quarter of 2011, compared to $2.7 million in Q2 2011.

During the quarter, the Company continued executing upon the optimization initiatives for crushing and stacking on the heap leach pad, which include the installation of stackers, upgrades to the conveyer system, and construction of an additional ADR (Adsorption-Desorption-Recovery) plant. In addition, the Company increased the main water distribution pipeline from 8” to 18” diameter to allow for adequate irrigation of additional stacked tonnage, and installed two additional pumps at the heap leach facility. As of October, with the increase in solution capacity, it will be possible to place more surface area under leach. These optimization initiatives had a favourable impact on production during the quarter and are expected to continue to have a favourable impact on production and improve cash costs in the fourth quarter.

EL CHANATE CASH COSTS

During the quarter, cash costs per gold ounce at the El Chanate mine were $465 or 4% lower than the cash cost guidance provided on April 11, 2011 of $485 per gold ounce, and represents a reduction of 4% compared to Q2 2011 cash costs of $486. The improvement over the prior quarter is largely due to the optimization initiatives implemented subsequent to the Company acquiring the mine on April 8th. On a year-to-date basis, cash costs per gold ounce at El Chanate were $475.

EL CHANATE EXPLORATION

During the quarter, the Company continued the existing reverse circulation drill program at El Chanate, which consisted of a mixture of condemnation drilling in the area where a major extension to the heap leach pads is planned for 2012, drilling of holes designed to convert inferred resources to measured or indicated resources, and drilling of some step-out holes to the southeast of the presently-planned pit to test for potential resource extensions that might justify deepening the pit southward in the future. During the quarter, the Company completed 27 reverse circulation drill holes for 6,689 metres, bringing the total since the acquisition of Capital Gold in April to 55 reverse circulation drill holes for 12,794 metres. The drilling continues to show some extensions to the known mineralization within and below the presently-planned open pit.

The Company mobilized a core drill to the property towards the end of the quarter and completed two holes for 769 metres. This drilling is intended to better define the geometry of the deposits and to test for any deep extensions of mineralization below the open pit. As of the end of the quarter, assay results from these two holes were pending.

In addition to drilling, the Company completed and received data from a gradient array IP survey over the margins of the open pit, and extending to approximately 800 metres along strike to the west-northwest and east-southeast from the pit. The study showed that the mineralized zones can be detected as subtle chargeability highs and as a result, this technology will be applied to the property in the future after drill testing of some of the anomalous extensions is completed.

16

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which is owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

During the third quarter, the Company incurred $0.3 million in costs related to mine standby costs at the El Cubo mine, which included certain costs relating to the Las Torres mill complex to prepare for the commencement of processing on July 23, 2011. During the third quarter of 2010, $3.5 million of standby costs were incurred.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
Tonnes of ore mined	102,407	-
Tonnes of ore mined per day	1,113	-
Total tonnes of ore processed	122,637	-
Total tonnes of ore processed per day	1,752	-
Average grade of gold processed(1)	1.30	-
Average grade of silver processed(1)	91	-
Gold equivalent grade processed(1)	3.35	-
Gold equivalent grade processed (55:1)(1)(2)	2.95	-
Gold ounces produced	4,398	-
Silver ounces produced	308,528	-
Gold equivalent ounces produced	11,360	-
Gold equivalent ounces produced (55:1)(3)	10,008	-

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

On February 23, 2011, the Company announced the successful resolution of the labour disruption at El Cubo and the signing of a new collective agreement with the unionized workforce. Underground development and mining recommenced at the mine on May 1st with the processing of El Cubo ore resuming at the Las Torres mill on July 23rd, and smelting operations resuming at the end of July. Operations at the mine were suspended throughout the third quarter of 2010 as a result of the labour disruption.

Underground mining continues to gradually ramp up to the ultimate target level of 1,800 TPD of in-situ ore. The Company mined 102,407 tonnes, or 1,113 TPD, of underground ore in the third quarter of 2011, a 76% increase over the 631 TPD of ore mined in Q2 2011. During the quarter, the Company processed 122,637 tonnes, or 1,752 TPD, which was ahead of the budgeted processing rate for the quarter.

Longhole stope drilling commenced at El Cubo in June and was accelerated during the quarter as two new drill rigs arrived on site. The conversion to longhole stoping is expected to lead to greater productivity, lower dilution and decreased costs. Engineering studies indicate that up to 95% of production will come from long-hole mining by year end 2012. During the quarter, the Company completed 1,912 metres of development in the underground mine.

EL CUBO CASH COSTS

During the third quarter, cash costs per Au(e)(55:1) were $1,083, compared to $1,290 per gold equivalent ounce in Q3 2010. Cash costs during the current quarter were higher than expected as a result of non-recurring commissioning costs related to the resumption of production. Cash costs are anticipated to decline over the remainder of the year as the Company ramps up production at the El Cubo mine. Cash costs in Q3 2010 were based on the value remaining in inventory for the 427 gold equivalent ounces sold during Q3 2010, and were higher than usual as the Company realized fewer ounces than expected. Year-to-date, cash costs per Au(e)(55:1) were $1,083, a 45% increase over the same period of the prior year.

Using realized gold equivalency ratios, third quarter cash costs were $963 per gold equivalent ounce, compared to $1,386 per gold equivalent ounce in Q3 2010. On a year-to-date basis, cash costs using realized gold equivalency ratios were $963 per gold equivalent ounce, compared to $807 per gold equivalent ounce during the same period in 2010.

17

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO EXPLORATION

Surface exploration resumed at El Cubo during the quarter, including surface geologic mapping and the completion of 23 core holes for 5,068 metres. The surface work consisted of detailed mapping over the Dolores – Capulin target zone to better define ore controls and surface traces of mineralized structures. The drilling has been successful in extending the previously discovered mineralization another 50 metres to the south, and shows that ore grades are still open at depth where drilled.

The drilling completed during the quarter at El Cubo was positive, resulting in the discovery of some high grades suitable for underground mining, as well as thick intercepts of mineralization that could be modeled for possible open pit style mining, subject to studies of metallurgy and continuing successes in drilling this target area. As of the end of the quarter, assay results had been received from eight holes, six of which showed grades that are above present underground cut-offs. These drill results are contained in the Company’s October 17, 2011 press release, which can be accessed from the Company’s website at www.auricogold.com. The Company intends to continue drilling this target zone where it intersects the east-northeast-striking Capulin vein, as well as to the southeast, and at depth to delineate the deposit to indicated resource status by the end of the year.

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

During the quarter, the Company’s third-party consultant, Micon International Ltd., continued to work toward the completion of the Preliminary Economic Assessment for the Guadalupe y Calvo exploration property.

ORION EXPLORATION

No new exploration work was completed on the Orion exploration project during the quarter.

VENUS PROJECT EXPLORATION

The Venus Project consists of two option-to-purchase contracts on mineral rights, totaling 4,575 hectares just three kilometres north of the Ocampo mine properties. During the quarter, the Company completed 23 diamond drill holes for 6,684 metres, bringing the 2011 year-to-date total to 11,984 metres drilled. The drilling has successfully extended the discovery of mineralization on the La Balleza vein system, and better defined the nature of the post-mineral faulting that has displaced portions of the vein. Based on the best mapping and 3D models completed to date, it appears that there are three sub-parallel vein segments (B1, B, B3) that are faulted into at least three segments, and that the total strikelength of these segments is over 700 metres. The drilling was suspended during the quarter, as the year’s budgeted meterage had been completed, allowing staff to complete a better 3D model and plan the 2012 drilling program. The data is being reviewed to determine if a new inferred resource estimate can be included in the year-end results.

During the quarter, several new drill intercepts were reported in the Company’s August 2, 2011 press release, which can be accessed from the Company’s website at www.auricogold.com. Several of these drill intercepts showed grades well in excess of the average grade of the underground reserves at the company’s nearby Ocampo mine, providing encouragement that this project could have economic potential as either an independent operation or a satellite operation to Ocampo.

LOS JARROS PROJECT EXPLORATION

The Los Jarros Project consists of a block of mineral concessions optioned from Valdez Gold Corp., covering 43,255 hectares of mineral rights. During the quarter, the Company completed surface geologic mapping to better define the geology of the Gaby target zone in the south of the properties, and some mapping in the northern part of the project where the structural extension of the Concheno vein, which is being developed by competitor Frisco Mining, projects onto the Los Jarros properties. This surface work is being compiled into a proposal for 2012 drilling.

MEZQUITE PROJECT EXPLORATION

The Mezquite Project consists of two option-to-purchase contracts on mineral rights, totaling 460 hectares, near the Concepcion del Oro mining district that includes other significant discoveries such as the Peñasquito Mine and Camino Rojo Project. During the quarter, the Company completed 751 metres of core drilling around the anomalous mineralization cut by the Q2 2011 reverse circulation drilling. At the end of the quarter, only preliminary assay results were available on portions of this drilling. The Company plans to complete some step-out drilling on this mineralization during the fourth quarter of 2011 to determine if there is sufficient encouragement to continue with further work in 2012.

LA BANDERA EXPLORATION

During the quarter, the Company’s work on this new greenfield project consisted of negotiating surface access agreements with local ejidos, along with basic geologic mapping to define targets. The work was successful in completing surface agreements with six ejidos covering approximately 11,945 hectares over the key exploration areas. These agreements will provide surface access for all geologic, geochemical and drilling work on the project. The surface geologic mapping and geochemical work was successful in defining two major target areas for drilling that is planned to start in the fourth quarter of 2011. The northern area, Patarado, consists of series of thin veinlets and local sheeted veinlet zones in a felsic dome complex with highly anomalous gold values on surface. The southern target area consists of extensive showings of low-temperature chalcedony veining with anomalous gold along the margins of felsic domes. These exposures in the southern target area are believed to be in the order of 300 metres above potential mineralization that would be mined in an underground configuration if exploration is successful.

18

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FRAILE NORTE PROJECT EXPLORATION

The Fraile Norte project consists of mineral rights covering 19,157 hectares near a competitor’s producing copper-gold-silver mine. During the quarter, the Company negotiated and executed a formal joint venture agreement with Negociación Minera Santa Maria de la Paz y Anexos, S.A. de C.V. (“NEMISA”) which includes the ability for NEMISA to earn a 50% non-operating interest in the concessions, subject to financing 50% of all costs of the project. This joint venture will allow the Company to work with a partner that operates a mine in the region, bringing local operating expertise and perspectives to the project. During the quarter, the Company completed extensive ground induced polarization geophysical surveys which have provided encouragement to drill two target areas in 2012.

CONSOLIDATED EXPENSES

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2011	2010	2011	2010
General and administrative	$8,139	$7,443	$25,897	$19,149
Exploration and business development	$2,617	$660	$12,718	$853
Impairment charge	-	-	-	$223,357
Amortization and depletion	$13,172	$11,406	$37,698	$32,099

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for the quarter and year-to-date increased by $0.7 million and $6.8 million over the prior year quarter and prior year-to-date, respectively, primarily as a result of increased professional fees, costs associated with the closure of Capital Gold offices, and higher share-based and other compensation costs.

Exploration and business development fees increased by $2.0 million during the quarter when compared to the prior year quarter largely as a result of $2.1 million of costs incurred relating to the acquisition of Northgate. On a year-to-date basis, exploration and business development fees increased by $11.9 million over the prior year-to-date primarily as a result of the Northgate acquisition costs noted previously, combined with $9.4 million in legal, professional and other fees associated with the acquisition of Capital Gold that were incurred during the first half of the year.

The Company recognized an impairment charge of $223.4 million in the second quarter of 2010 related to the El Cubo mine. The associated income tax impact was $28.8 million, for a net impairment charge of $194.6 million.

Amortization and depletion, which primarily relates to mining activities, was $13.2 million in the third quarter of 2011, an increase of $1.8 million over the same period in 2010. This increase was primarily due to the acquisition of the El Chanate mine during the second quarter of 2011, which increased amortization and depletion by $2.2 million, including $1.2 million relating to the purchase date fair value adjustment on property, plant and equipment and mining interests. The increase in amortization and depletion expense at El Chanate was partially offset by a decline of $0.3 million in depletion at the Ocampo mine, as a higher proportion of ounces produced were provided by the underground mine, which has a lower cost base than the open pit mine. On a year-to-date basis, amortization and depletion increased by $5.6 million over the same period in 2010.

19

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2011	2010	2011	2010
Finance costs	($1,136)	($798)	($2,670)	($2,633)
Foreign exchange gain / (loss)	$20,025	($924)	$16,825	($2,428)
Other income / (expense)	$14,294	($844)	$16,847	($174)

Foreign exchange gains increased by $20.9 million, from a loss of $0.9 million in Q3 2010 to a gain of $20.0 million in Q3 2011, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso weakened significantly during the third quarter of 2011, whereas the Mexican peso strengthened over the same period in 2010. The weakening of this currency results in foreign exchange gains, while the strengthening of this currency results in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. On a year-to-date basis, foreign exchange gains increased by $19.2 million, from a loss of $2.4 million in the first nine months of 2010 to a gain of $16.8 million in the first nine months of 2011. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar and the Mexican peso.

Other income increased by $15.1 million, from an expense of $0.8 million in Q3 2010 to income of $14.3 million in Q3 2011, largely as a result of the recognition of $12.8 million in realized gains on the sale of equity securities held by the Company. In addition, the Company recognized a $0.4 million realized gain on the exercise of warrants issued and a $0.4 million unrealized gain resulting from changes in the fair value of derivative liabilities. On a year-to-date basis, other income increased by $17.0 million, from an expense of $0.2 million in the first nine months of 2010 to income of $16.8 million in the first nine months of 2011.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. However, the Company only pays the Single Rate Tax to the extent that it exceeds the income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

During the quarter ended September 30, 2011, the Company recognized a current tax expense of $11.6 million and a deferred tax expense of $11.8 million, versus a current tax recovery of $0.1 million and a deferred tax expense of $0.9 million in Q3 2010. On a year-to-date basis, current and deferred tax expense were $44.3 million and $7.9 million, respectively, in the current year, compared to current and deferred tax recovery in 2010 of $1.5 million and $26.6 million, respectively. This year-over-year increase in tax expense resulted from higher taxable earnings in the current year-to-date as compared to the prior year-to-date, as well as the full utilization of tax loss carryforwards in the Ocampo operating segment in prior periods. As a result of the latter, Ocampo’s earnings are now subject to the regular tax regime in Mexico, which includes a tax rate of 30%. Tax expense also increased in 2011 due to the additional earnings contributed by the El Chanate mine. In 2010, the tax recovery recognized was due to the impairment charge recognized on the El Cubo mine.

20

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	AS AT	AS AT
	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Current assets	$288,668	$210,024	Current assets increased in Q3 2011 primarily due to a higher cash balance, and higher inventory balances resulting from the acquisition of Capital Gold during the second quarter of 2011, including the current portion of the fair value adjustment on El Chanate’s ore in process inventory at the acquisition date.
Long-term assets	1,086,099	600,013	The increase in long-term assets is due to an increase in long-term ore in process inventory, mining interests and goodwill resulting from the acquisition of Capital Gold, which was partially offset by a decline in long-term investments due to the sale of equity securities during the year.
Total assets	$1,374,767	$810,037
Total current liabilities	$75,932	$44,330	Current liabilities have increased due to an increase in the Company’s current tax liability and the current portion of a royalty provision associated with the El Chanate mine. In addition, the Company’s hedging instruments, which were in an asset position at December 31, 2010, were in a liability position at the end of the quarter.
Total long-term liabilities	191,909	122,047	Long-term liabilities increased due to the acquisition of Capital Gold as well as a $10 million increase in the balance outstanding on the Company’s credit facility. The acquisition of Capital Gold resulted in a significant increase in the Company’s deferred tax liability, as well as an increase in long-term provisions. In addition, the Company’s long- term hedging arrangements are currently in a liability position.
Total liabilities	$267,841	$166,377
Shareholders’ equity	$1,106,926	$643,660	Shareholders’ equity increased primarily as a result of the common shares issued to complete the acquisition of Capital Gold, as well as earnings during the period.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the quarter, the price of gold fluctuated significantly, averaging $1,700 per ounce, with daily London PM Fix prices between $1,483 and $1,895 per ounce. On a year-to date basis, the price of gold averaged $1,530 per ounce, with daily London PM Fix prices between $1,319 and $1,895 per ounce. The price of silver experienced even greater volatility during the quarter, averaging $38.79 per ounce, with daily London Fix prices between $28.16 and $43.49 per ounce. On a year-to-date basis, the price of silver averaged $36.21 per ounce, with daily London Fix prices between $26.68 and $48.70 per ounce. The price of gold continued to set new record highs during the third quarter of 2011, but began to weaken in the latter half of September. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the Mexican peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso weakened during Q3 2011, averaging approximately 12.3 Mexican pesos to 1 US dollar, compared to 11.7 to 1 US dollar in the prior quarter. On a year-to-date basis, the Mexican peso averaged approximately 12.0 Mexican pesos to 1 US dollar in 2011. In the third quarter of 2010, the Company began managing foreign exchange exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 24.

21

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at September 30, 2011 was $145.1 million, a $32.0 million increase from the balance at the end of 2010 of $113.1 million, and an increase of $43.0 from the balance at June 30, 2011 of $102.1 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies. Future commitments that could impact the Company’s liquidity are disclosed below under “Contractual Obligations.”

CASH FLOW

(in thousands)

			NINE MONTHS	NINE MONTHS
	QUARTER ENDED	QUARTER ENDED	ENDED	ENDED
	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2011	2010	2011	2010
Cash flow from operating activities	$51,713	$31,237	$139,747	$61,943
Cash flow used in investing activities	(22,031)	(28,858)	(132,927)	(90,278)
Cash flow from financing activities	17,471	984	27,437	5,084
Effect of foreign exchange rates on cash	(4,188)	899	(2,315)	1,722
Increase / (decrease) in cash and cash equivalents	42,965	4,262	31,942	(21,979)
Cash and cash equivalents, beginning of period	102,119	102,736	113,142	128,977
Cash and cash equivalents, end of period	$145,084	$106,998	$145,084	$106,998

Operating activities contributed cash flows of $51.7 million during the third quarter of 2011 compared to the same period in 2010, when operating activities contributed cash flows of $31.2 million. This increase in operating cash flow arose due to improved prices of gold and silver, the operating cash flow contribution from the El Chanate mine of $15.3 million, as well as an increase in operating cash flow from the El Cubo mine due to the recommencement of operations of $3.9 million. Year-to-date operating cash flow in 2011 increased by $77.8 million to $139.7 million, as compared to operating cash flow in the first nine months of 2010 of $61.9 million.

Investing activities for Q3 2011 used cash of $22.0 million, which compared to $28.9 million used in Q3 2010. During the quarter, the Company invested $15.0 million in capitalized stripping activities in the Ocampo and El Chanate open pits, $5.6 million in underground development costs at Ocampo and El Cubo, $10.4 million in sustaining capital, and $9.1 million in exploration activities. These investing outflows were offset by the partial sale of the Company’s equity investments, which generated net cash inflows of $17.4 million. Year-to-date, cash used in investing activities increased by $42.6 million to $132.9 million as compared to the same period in 2010, largely due to the $54.1 million in cash used to complete the acquisition of Capital Gold. As of September 30, 2011, the Company had committed to purchase $3.2 million in equipment that will be delivered throughout the next six months.

Financing activities for Q3 2011 generated cash of $17.5 million compared to Q3 2010 when financing activities generated cash of $1.0 million. The increase in cash provided by financing activities during the quarter was largely a result of the exercise of warrants issued, which generated cash inflows of $15.4 million. Year-to-date cash contribution from financing activities was $27.4 million, a $22.3 million increase from financing activities for the nine months ended September 30, 2010. The year-to-date increase in cash provided by financing activities was due to the exercise of the warrants issued, combined with a $10.0 million drawdown on the Company’s credit facility in April 2011.

CREDIT FACILITY

During the majority of 2011, the Company had access to a $75 million credit facility, with the exposure divided equally between the Bank of Nova Scotia and Société Générale. This facility carried an interest rate of LIBOR plus 3.25% . At September 30, 2011, the Company had drawn $36.4 million under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $37.6 million available for future funding. On October 21, 2011, this credit facility was expanded to $100 million. The expanded credit facility is held entirely with the Bank of Nova Scotia and carries an interest rate of LIBOR plus 3.00% to 3.50% . The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

22

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had a cash balance at September 30, 2011 of $145.1 million.

During the third quarter of 2011, the Company recorded net free cash flow of $11.6 million, a 197% increase over the same period in 2010. Strong operating cash flow, resulting from improved metal prices and increased production, was partially offset by capital expenditures on open pit stripping, as well as increased exploration expenditures. On a year-to-date basis, the Company recorded net free cash flow of $38.7 million. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects to generate positive net free cash flow over the next year, to be achieved through strong operating cash flow.

The Company has total purchase commitments relating to future capital expenditures of $102.2 million as at November 3, 2011, including $96.5 million relating to future capital expenditures at Young-Davidson.

INVESTMENTS

At September 30, 2011, the Company held investments with a market value of $2.9 million. These investments consist primarily of warrants to purchase shares in publicly traded companies. Warrants meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur. During the quarter, the Company recognized realized gains of $12.8 million on the sale of equity securities.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2011 is as follows:

(in thousands)

	TOTAL	LESS THAN 1	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER
		YEAR				THAN 5 YEARS
Payables and accruals	$41,385	$41,385	$-	$-	$-	$-
Income taxes payable	16,872	16,872	-	-	-	-
Long-term debt	36,409	29	36,380	-	-	-
Finance leases	3,929	3,756	173	-	-	-
Long-term obligation	4,000	800	1,600	800	800	-
Royalty interests provision	9,208	4,191	5,017	-	-	-
Future purchase commitments	3,244	3,244	-	-	-	-
Total	$115,047	$70,277	$43,170	$800	$800	$-

The Company has entered into forward contracts to purchase Mexican Pesos, which have been designated as hedging instruments. These contracts are described below under “Financial Instruments and Hedging.”

23

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at September 30, 2011:

	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	174,777,444	138,864,315

At November 10, 2011, the Company had common shares outstanding of 281,532,752. The increase in shares over September 30, 2011 is primarily a result of the shares issued on the acquisition of Northgate.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 26.

As at September 30, 2011 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $78.1 million at exchange rates ranging from 11.82 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between October 1, 2011 and September 30, 2013. These contracts had a negative fair value of $10.4 million at September 30, 2011, all of which has been recognized in other comprehensive income, with no associated tax impact. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

One forward contract was settled during the quarter ended September 30, 2011 with a total loss of $0.5 million. The recognition of this hedging loss resulted in a $0.2 million increase in production costs and general and administrative expenses, a $0.1 million increase in inventory, and a $0.2 million increase in mineral properties.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Financial Officer, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Chief Financial Officer receive no financial benefits as a result of their ownership of this entity.

Other than discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

24

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

SUBSEQUENT EVENTS

(a)	Acquisition of Northgate Minerals Corporation

On October 26, 2011, the Company completed the acquisition of Northgate, whereby the Company acquired all of the issued and outstanding common shares of Northgate. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. Northgate owns the Young-Davidson advanced stage gold mining development project in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The acquisition of Northgate significantly increases the Company’s gold production and gold reserves, and positions the combined company as a new intermediate gold producer.

(b)	Expansion of credit facility

On October 21, 2011, the Company’s revolving credit facility was expanded to $100 million. The expanded credit facility is held entirely with the Bank of Nova Scotia and carries an interest rate of LIBOR plus 3.00% to 3.50% . The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

25

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

			NINE MONTHS	NINE MONTHS
	QUARTER ENDED	QUARTER ENDED	ENDED	ENDED
	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2011	2010	2011	2010
Production costs per financial statements	$34,518	$19,648	$85,909	$69,373
Refining costs per financial statements	564	428	1,498	1,424
Less: El Chanate by-product revenues	(910)	-	(2,092)	-
Less: Inventory fair value adjustment included in production costs	(2,282)	-	(6,570)	-
Total cash costs	$31,890	$20,076	$78,745	$70,797
Divided by gold equivalent ounces sold(1)	65,429	45,099	190,108	141,990
Total cash cost per gold equivalent ounce	$487	$445	$414	$499
Total cash costs (per above)	$31,890	$20,076	$78,745	$70,797
Less: Silver revenue (see below)	(41,693)	(23,080)	(121,561)	(68,857)
	($9,803)	($3,004)	($42,816)	$1,940
Divided by gold ounces sold	40,779	26,361	110,608	83,568
Total cash cost per gold ounce(2)	($240)	($114)	($387)	$23
Average realized silver price	$38.15	$19.19	$36.37	$18.12
Multiplied by silver ounces sold	1,092,859	1,202,713	3,342,331	3,800,054
Silver revenue	$41,693	$23,080	$121,561	$68,857

(1)

Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities. Consolidated gold equivalent ounces sold exclude by-product silver sales at El Chanate.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation of or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

			NINE MONTHS	NINE MONTHS
	QUARTER ENDED	QUARTER ENDED	ENDED	ENDED
	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2011	2010	2011	2010
Cash flows from operating activities	$51,713	$31,237	$139,747	$61,943
Less: Capital expenditures	(40,102)	(27,292)	(100,986)	(78,701)
Net free cash flow	$11,611	$3,945	$38,761	($16,758)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

26

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is also exposed to certain risks and uncertainties associated with the acquisition of Northgate. For a discussion of these risk factors, please refer to the Management Information Circular dated September 21, 2011, which is available on SEDAR at www.sedar.com.

INTEGRATION RISK

The Company completed the acquisition of Northgate during the quarter in order to position the Company as an intermediate gold producer and to create the opportunity to realize certain benefits including the utilization of Canadian tax losses, improved growth opportunities and capital funding opportunities as a result of combining the business of the Company and Northgate. A variety of factors, including the required dedication of substantial management effort, time and resources on integration matters, which may divert focus and resources from other strategic opportunities of the Company, and those other risk factors referenced above, may adversely affect the ability to achieve the anticipated benefits of the merger.

POTENTIAL FOR INCURRING UNEXPECTED COSTS OR LIABILITIES AS A RESULT OF ACQUISITIONS

Although the Company has conducted investigations in connection with the acquisitions of Northgate and Capital Gold, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired undisclosed liabilities, which could have an adverse impact on the Company’s business or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2013
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these revised standards will not have a material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. During the quarter, an exposure draft was issued that proposes to move the effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in their entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on the consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

27

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in the Consolidated Statements of Comprehensive Income.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, the Canadian Accounting Standards Board (“AcSB”) requires publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”). As a result, the Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective January 1, 2011. The Company’s transition date is January 1, 2010 and therefore the Company has prepared its opening IFRS balance sheet at that date. For further information on the Company’s significant accounting policies under IFRS and adjustments made to the IFRS balance sheet at January 1, 2010 and December 31, 2010, and statement of comprehensive income for the year ended December 31, 2010, refer to note 3 and note 5, respectively, in the Consolidated Financial Statements for the three and nine months ended September 30, 2011, and to pages 29 to 33 of the Company’s MD&A for the three months ended March 31, 2011.

Reconciliation of total comprehensive income

		FOR THE QUARTER ENDED			FOR THE NINE MONTHS ENDED
		SEPTEMBER 30, 2010			SEPTEMBER 30, 2010
		CANADIAN	EFFECT OF		CANADIAN	EFFECT OF
		GAAP	TRANSITION	IFRS	GAAP	TRANSITION	IFRS
(IN THOUSANDS)	NOTES	($)	($)	($)	($)	($)	($)
Revenue from mining operations		55,518	-	55,518	167,249	-	167,249
Costs of sales:
Production costs	(e)	19,800	(152)	19,648	70,173	(800)	69,373
Refining costs		428	-	428	1,424	-	1,424
Mine standby costs		3,486	-	3,486	7,801	-	7,801
Amortization and depletion	(b),(c),(f)	12,607	(1,201)	11,406	33,414	(1,315)	32,099
Total cost of sales		36,321	(1,353)	34,968	112,812	(2,115)	110,697

General and administrative costs	(d)	7,479	(36)	7,443	18,449	700	19,149
Exploration and business development		660	-	660	853	-	853
Impairment charge	(g)	-	-	-	-	223,357	223,357
Earnings / (loss) before other items		11,058	1,389	12,447	35,135	(221,942)	(186,807)

Impairment charge	(g)	-	-	-	(221,610)	221,610	-
Finance costs	(c),(f)	(767)	(31)	(798)	(2,374)	(259)	(2,633)
Foreign exchange loss	(c)	(834)	(90)	(924)	(1,945)	(483)	(2,428)
Other expense	(b)	(1,249)	405	(844)	(1,781)	1,607	(174)
Earnings / (loss) before income taxes		8,208	1,673	9,881	(192,575)	533	(192,042)

Deferred tax expense / (recovery)	(a)	837	22	859	(20,082)	(6,488)	(26,570)
Current tax recovery		(149)	-	(149)	(1,548)	-	(1,548)
Net earnings / (loss)		7,520	1,651	9,171	(170,945)	7,021	(163,924)

Other comprehensive income	(e)	3,747	-	3,747	4,389	-	4,389
Total comprehensive income / (loss)		11,267	1,651	12,918	(166,556)	7,021	(159,535)

28

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS had no significant impact on the Company’s statement of cash flows for the three and nine months ended September 30, 2010. The differences in income, as previously disclosed, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

All significant differences that resulted in an adjustment to comprehensive income for the three and nine months ended September 30, 2010 are as follows:

(a)	Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable profit or loss is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred tax expense for the three months ended September 30, 2010, and an increase in the deferred tax recovery for the nine months ended September 30, 2010.

(b)	Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in a decrease in amortization and depletion expense for the three and nine months ended September 30, 2010.

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS, as described above, the deferred gain recognized for these transactions increased. This difference resulted in an increase in other income for the three and nine months ended September 30, 2010.

The impact of these adjustments is summarized as follows:

	Three months	Nine months
	ended	ended
	September 30	September 30
Statement of comprehensive income (in thousands):	2010	2010
Amortization and depletion	$(1,033)	$(807)
Other (expense) / income	(409)	(1,227)
Adjustment before income taxes	$(1,442)	$(2,034)

(c)	Reclamation Provisions

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciating the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the three and nine months ended September 30, 2010.

Under IFRS, the Company's policy is to capitalize foreign exchange gains and losses on its reclamation provision to the reclamation asset, where they will be amortized over the life of the reclamation asset. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to decrease foreign exchange loss and increase amortization and depletion expense for the three and nine months ended September 30, 2010.

The impact of these adjustments is summarized as follows:

	Three months	Nine months
	ended	ended
	September 30	September 30
Statement of comprehensive income (in thousands):	2010	2010
Amortization and depletion	$(23)	$(65)
Finance costs	(3)	(9)
Foreign exchange loss	(93)	(184)
Adjustment before income taxes	$(119)	$(258)

29

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the adjustments summarized above, there was also a reclassification required upon the adoption of IFRS. Under Canadian GAAP, accretion expense was presented as part of amortization, depletion and accretion expense. Under IFRS, accretion expense is presented as part of finance costs. This reclassification amounted to $0.2 million and $0.4 million for the three and nine months ended September 30, 2010, respectively.

(d)	Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the three and nine months ended September 30, 2010.

(e)	Employee future benefits

Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee future benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s employee future benefits liability for all periods presented, a decrease in inventory, and a decrease in production costs for the three and nine months ended September 30, 2010.

(f)	Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the three and nine months ended September 30, 2010. During 2010, the Company also identified qualifying assets under IFRS for which interest was not capitalized under Canadian GAAP. This adjustment resulted in an increase in property, plant and equipment and mining interests and a decrease in finance costs at December 31, 2010.

The impact of these adjustments is summarized as follows:

	Three months	Nine months
	ended	ended
	September 30	September 30
Statement of comprehensive income (in thousands):	2010	2010
Amortization and depletion	$(27)	$(83)
Finance costs	(86)	(100)
Adjustment before income taxes	$(113)	$(183)

(g)	Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the suspension of operations at the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in net book value of the El Cubo assets under IFRS. These differences resulted in an increase in the impairment charge for the nine months ended September 30, 2010 of $1.7 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in- process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs.

30

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

(iv)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the asset’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

31

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and amounts of expected cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made when estimating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to ten years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

CONTROLS AND PROCEDURES

On April 8, 2011, the Company completed the acquisition of Capital Gold. The results of Capital Gold’s operations have been included in the Company’s consolidated financial statements as of the acquisition date. However, the Company has not had sufficient time to appropriately assess the disclosure controls and procedures and internal controls over financial reporting used by Capital Gold, and to integrate them with those of the Company. As a result, the disclosure controls and procedures and internal controls over financial reporting surrounding the operation of this entity were excluded from the Company’s evaluation as at September 30, 2011. The Company is in the process of integrating the Capital Gold operations, and will be including the acquired entities within its annual assessment of internal control over financial reporting at December 31, 2011.

The acquisition date financial information for Capital Gold is included in the discussion regarding the acquisition contained in this MD&A and in Note 6 of the consolidated financial statements for the three and nine months ended September 30, 2011. The following is a summary of financial information for Capital Gold as at and for the three months ended September 30, 2011:

September 30
Summary financial data (in thousands)	2011
Revenue from mining operations	$29,127
Net earnings	18,757
Total assets	517,383

At the end of the third quarter of 2011, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, and subject to the scope limitation above, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of September 30, 2011, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three and nine months ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

32

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		Q3 2011		Q2 2011		Q1 2011		Q4 2010		Q3 2010		Q2 2010		Q1 2010		Q4 2009(7)
Gold ounces sold		40,779		43,798		26,031		28,207		26,361		28,151		29,056		38,249
Silver ounces sold		1,092,859		1,189,166		1,060,306		1,170,723		1,202,713		1,257,683		1,339,658		1,509,511
Gold equivalent ounces sold (realized)(1)		65,429		73,998		50,681		51,439		45,099		47,499		49,392		62,462
Gold equivalency ratio(2)		45		39		43		50		64		65		66		62
Gold ounces produced		45,686		43,714		25,882		29,384		27,018		29,231		28,431		36,829
Silver ounces produced		1,373,434		1,210,429		1,035,174		1,199,829		1,189,769		1,280,201		1,284,071		1,465,098
Gold equivalent ounces produced (realized)(1)		76,630		74,439		49,854		53,030		45,520		48,955		48,061		60,407
Revenue from mining operations		$112,087		$112,904		$70,313		$71,017		$55,518		$57,044		$54,687		$68,220
Production costs, excluding amortization and depletion		$34,518		$32,398		$18,993		$20,484		$19,648		$24,145		$25,580		$27,113
Earnings / (loss) before other items		$52,793		$43,809		$23,552		$25,409		$12,447		($211,480)		$12,226		$21,543
Net earnings / (loss)		$62,614		$24,523		$11,786		$29,256		$9,171		($174,272)		$1,177		$13,653
Net earnings / (loss) per share, basic		$0.36		$0.15		$0.09		$0.21		$0.07		($1.26)		$0.01		$0.10
Net earnings / (loss) per share, diluted(3)		$0.36		$0.15		$0.09		$0.21		$0.07		($1.26)		$0.01		$0.10
Cash from operations		$51,713		$54,413		$33,621		$35,640		$31,237		$15,694		$15,012		$31,597
Net free cash flow(4)		$11,611		$20,739		$6,411		$7,125		$3,945		($12,900)		($7,803)		$8,950
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce (realized)(4)(8)		$487		$372		$382		$407		$445		$520		$527		$445
Total cash costs, per gold ounce(4)		($240)		($414)		($572)		($395)		($114)		$52		$120		$35
Average realized gold price(5)		$1,704		$1,509		$1,386		$1,381		$1,230		$1,201		$1,107		$1,093
Average realized silver price(5)		$38.15		$38.36		$32.30		$27.40		$19.19		$18.47		$16.81		$17.54
Gold equivalent ounces sold (55:1)(6)		60,650		65,419		45,309		49,493		48,228		51,018		53,413		65,694
Gold equivalent ounces produced (55:1)(6)		70,658		65,722		44,703		51,199		48,650		52,506		51,778		63,467
Total cash costs per gold equivalent ounce (55:1)(4)(6)(8)		$526		$420		$427		$423		$416		$484		$487		$423

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 25.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.
(7)	The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, this quarter has not been restated to IFRS.
(8)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

33

2011 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the financial statements for the three and nine months ended September 30, 2011). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration and production at the Company’s projects; the nature and availability of additional funding sources; there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which the Company now or in the future carries on business which are not consistent with the Company’s current expectations; there being no significant disruptions affecting the Company’s current or future operations; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; timing and amount of production; unanticipated grade changes; unanticipated recovery rates or production problems; changes in mining, processing and overhead costs; changes in metallurgy and processing technology; access and availability of materials, equipment, supplies, labour and supervision, power and water; availability of drill rigs; costs and timing of development of new mineral reserves; joint venture relationships; wars or armed conflicts, either globally or in the countries in which the Company operates; local and community impacts and issues; timing and receipt of government approvals; accidents and labour disputes; environmental costs and risk; competitive factors, including competition for property acquisitions; availability of capital at reasonable rates or at all; changes in interest rates and currency rates; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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